EXHIBIT 12

                     PEPSICO, INC. AND SUBSIDIARIES
           Computation of Ratio of Earnings to Fixed Charges
             (in millions except ratio amounts, unaudited)

                                   36 Weeks Ended
                                  ----------------
                                  9/5/98    9/6/97
                                  -------  -------
Earnings:                                   (a)

Income from continuing operations
 before income taxes..........    $2,075   $1,642

Joint ventures and minority
 interests, net...............         1      (34)

Amortization of capitalized
 interest.....................         5        3

Interest expense..............       241      358

Interest portion of rent expense
 (b)..........................        31       35
                                  -------  -------

Earnings available for fixed
 charges......................    $2,353   $2,004
                                  =======  =======

Fixed Charges:

Interest expense..............    $  241   $  358

Capitalized interest..........         8        8

Interest portion of rent expense
 (b)..........................        31       35
                                  -------  -------

  Total fixed charges.........    $  280   $  401
                                  =======  =======

Ratio of Earnings to Fixed
Charges.......................      8.40     5.00
                                  =======  =======


(a) Included $304 of unusual charges in 1997. Excluding the unusual charges, the ratio of earnings to fixed charges for the 36 Weeks ended September 6, 1997 would have been 5.76.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.









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